Exhibit (e)(8)

Olink Holding AB, reg. no 559189-7755, Uppsala (the "Company") and Jon Heimer, personal identity number, Stockholm, (the "Executive"), have today concluded the following

EXECUTIVE AGREEMENT

1.	Position and Start Date

1.1	The Executive is hereby employed as Chief Executive Officer/President (CEO) of the Company. This Agreement is effective as of 1 February 2022. The parties acknowledge that the employment began on 1 January 2015.

1.2	The primary place of employment is the Company's place of business in Uppsala, Sweden. In accordance with the instructions which the Company issues from time to time, the position includes an obligation to work at all of the Company's places of business or at another location. Permanent change of primary place of employment to a place that is not in an area in relation to the current place of employment requires that the parties agree on the change. The position includes an obligation to undertake business travel, both within and outside of Sweden.

1.3	The Executive may from time to time be appointed as board member or managing director of not only the Company but also other companies in the Company Group (as defined below). This agreement governs all such appointments and is valid until further notice in accordance with the conditions stated below.

1.4	The term "Company Group" in this agreement includes any legal entity which, directly or indirectly, controls, is controlled by or is under common control with the Company, regardless of which country such legal entity is registered in.

1.5	The parties agree that the Executive holds a managerial position and that the Swedish Employment Protection Act (1982:80) does not apply to the Executive's employment hereunder.

1.6	The Executive shall at all times meet the requirements of Fit & Proper standards as, at any time, stipulated by Nasdaq. Failure to do so is considered a major breach of this agreement.

2.	Responsibilities and Duties

The Executive is responsible for all activities of the Company in accordance with Swedish law and practices and within the guidelines and instructions as decided by the board of directors and the Company Group management. The Executive shall carry out all decisions made by the board of directors and shall comply with all guidelines and instructions given to the Executive during the term of the employment hereunder. The Executive shall report to the chairman of the board of directors of the Company.

3.	Working Hours, External Functions and Activities

3.1	The normal working time is 40 hours a week but the Executive recognizes that additional hours may be needed depending on the needs of the Company.

3.2	The Executive shall devote all of the Executive's working time and capacity to the employment with the Company. The Executive may not conduct business on his own or through representatives, receive assignments or in any other way conduct business, without the prior written approval from the Company.

4.	Salary

4.1	The Executive is entitled to an annual base salary of SEK 3,870,000 payable at the end of each month.

4.2	In addition to the annual fixed salary, the Executive shall be entitled to participate in a bonus scheme, as defined by the Company's board of directors. The bonus scheme will consist of a maximum obtainable annual bonus, equal to 100 % of annual base salary, based on predefined financial-, operational-, and personal goals. The annual bonus payment to be made to the Executive is intended to be a reflection of his achievements relative to the goals set by the board of directors from year to year. The bonus scheme will be included in an addendum to this Agreement, which may therefore be updated and amended on an annual basis at the discretion of the board of directors.

4.3	The Executive shall be offered ownership or participation in a management incentive scheme.

4.4	The salary includes compensation for any other appointments and board assignments that the Executive may have within the Company or the Company Group. The Executive shall not be compensated for overtime or travel time.

5.	Vacation

5.1	The Executive is entitled to 30 vacation days per vacation year. Vacation scheduling is to be approved in advance by the Company. The Executive may carry forward a maximum of five days per year.

5.2	The vacation year coincides with the qualifying year, being the same as the calendar year. The Executive hereby gives the Company a right to deduct any advanced vacation pay from any monies due to the Executive when the employment ends.

6.	Pension

The Company shall each month pay an amount corresponding to 15 percent of the Executive's monthly base salary to an occupational pension insurance for which the Executive is the beneficiary.

7.	Insurances

7.1	The Company shall take out and pay for relevant insurance policies in accordance with the Company's general policy for the benefit of the Executive, including insurances for illness, health, accident, travel, death, inability, as resolved on board meeting held in the Company from time to time. To the extent the Executive will serve on the board of directors of the Company, there will also be an insurance coverage relevant for the board assignment.

8.	Expenses

8.1	The Executive is entitled to reimbursement for reasonable travel costs and other expenses in accordance with the Company's guidelines in force at each time.

8.2	Amounts which pertain to purchases using the Company's credit card at the Executive's disposal and which the Executive has failed to report in accordance with the Company's regulations within three (3) months from the credit card the Company's invoice due date may be set off by the Company against such net salary the Executive is to receive from the Company.

9.	Termination

9.1	Termination of the employment by the Executive shall be subject to a notice period of six (6) months and termination of the employment by the Company shall be subject to a notice period of twelve (12) months. Notice of termination shall be in writing.

9.2	During the notice period the Company has the right to relieve the Executive from the Executive's duties and stop the Executive's access to the Company's premises or property with immediate effect. However, the Executive shall remain available to the Company to respond to any questions and to perform such work as the board of directors may require. The Executive shall remain completely bound by his duty of good faith and loyalty during the entire notice period (regardless of whether or not he has been relieved of his job responsibilities). Any variable compensation shall not be payable for such time when the Executive was relieved of job responsibilities or otherwise released from his position. Otherwise compensation shall be paid pursuant to the Agreement during the notice of termination period.

9.3	Upon termination of the employment, regardless of the reason therefore, the Executive shall be obligated to resign from all board appointments and such like which the Executive holds in the Company and/or Group Company without any claim for compensation.

9.4	With the Company's prior consent the Executive may commence new employment or start his own business. Deductions will be made from the payments and employment benefits made to the Executive during the notice period to reflect any income gained or which ought to have been gained through the Executive's new employment or business.

9.5	The employment ends without notice at the end of the calendar month when the Executive turns 65 years old.

10.	Termination for Breach

The Company has the right to dismiss the Executive with immediate effect if the Executive has grossly neglected the Executive's obligations towards the Company or otherwise has committed a major breach of agreement. The Executive will not be entitled to receive any compensation during the normal period of notice or any severance pay at the end of the employment if the Executive is dismissed for any of these reasons.

11.	Non-competition Clause

11.1	Restrictions

The parties agree that the Executive will have access to and gain insight into trade secrets relating and belonging to the Company. Furthermore, the parties agree that, in the event of termination of the employment, the Executive would be able to use these trade secrets in a manner detrimental to the Company. The Executive further acknowledges that the disclosure of such information would cause irreparable harm to the Company.

In view thereof, the parties agree that regardless of whether the notice of termination is given by the Company or the Executive, the Executive undertakes for a period of twelve (12) months after the expiration of the employment not to directly or indirectly:

(i)	take employment in a business competing with the Company or the Company Group;

(ii)	be an owner of a competing enterprise or in any other way assist a competing enterprise; or

(iii)	self or through other start or carry on a competing business to the Company or the Company Group;

11.2	Compensation

If the termination of agreement is made by the Company the severance pay shall be considered adequate compensation for the restrictions hereunder. If the termination of this agreement is made by the Executive and if the Executive is not relieved by the Company from the competition restrictions above, the Company is liable to compensate the Executive for the restraint laid down in this section by each month paying the Executive the difference between the Executive's average monthly income with the Company at the time the employment expired and the (lower) income the Executive hereafter earns or ought to have earned in a new employment or business. The compensation shall, however, not exceed 60 percent of the average monthly income from the Company at the expiration of employment with the Company and shall only be paid for the period during which the limitation in competition applies. The Executive's average monthly income will be calculated based on the average amount that the Executive has received per month as base salary and variable compensation (including any commission and bonus) during the previous twelve months of employment with the Company. In order to establish the level of compensation, the Executive shall keep the Company continuously informed of the Executive's salaries in any new employment or business as well as for estimated compensation which the Executive ought to have procured.

Should the Executive be dismissed immediately because of a major breach of agreement, the right to compensation as above is forfeited. No compensation is due when the employment ends due to the Executive's retirement.

11.3	Release of Restrictions

The Company may through notice to the Executive relieve the Executive from the limitation in competition at which the Company's obligation to compensate the Executive in accordance with this section 11 expires three months from the time notice was given.

11.4	Damages

Should the Executive commit a breach of the limitation in competition, the Executive is liable upon each occasion to pay the Company fixed damages with an amount corresponding to six times the Executive's average monthly income while employed with the Company. The Executive's average monthly income will be calculated based on the average amount that the Executive has received per month as base salary and variable compensation (including any commission and bonus) during the previous twelve months of employment with the Company. Should the breach be of an ongoing nature, each new month shall be deemed to constitute a new breach. The Company is also entitled to claim actual damages if the damage exceeds the fixed damages.

12.	Non-solicitation Clause

12.1	The Executive may not, during the term of this agreement or for a period of twelve (12) months after the expiration of the employment, directly or indirectly:

(i)	solicit or attempt to solicit, (or assist in such activities) in competition with the Company the business or custom of any of the Company's or the Company Group's customers, prospective customers or business partners; or

(ii)	entice, induce, solicit, or procure, ( or attempt to do so or assist in such activities) any person who is an employee, director or consultant of the Company or of any other company in the Company Group to leave that employment or assignment.

12.2	Should the Executive commit a breach of the limitation in solicitation, the Executive is liable upon each occasion to pay the Company fixed damages with an amount corresponding to six times the Executive's average monthly income while employed with the Company. The Executive's average monthly income will be calculated based on the average amount that the Executive has received per month as base salary and variable compensation (including any commission and bonus) during the previous twelve months of employment with the Company (not including any period of approved leave of absence). The Company is also entitled to claim actual damages if the damage exceeds the fixed damages.

13.	Confidentiality

The Executive is at all times - during the term of employment and thereafter - under the obligation to protect the interests of the Company, the Company Group and the shareholders and may not disclose to any third party any information regarding the Company's, the Company Group or the shareholders' respective businesses, except in the proper performance of the Executive's duties hereunder. This restriction does not apply to information that is already publicly available or becomes publicly available without the Executive's participation.

14.	Obligation to Return Company Property

If the Executive should leave his position as CEO of the Company, he will immediately return all property (including but not limited to documents and disks, mobile telephone, including the SIM-card, laptop computer, credit cards, equipment, keys and passes) belonging to the Company or the Company Group that is or has been in the Executive's possession or under the Executive's control. Documents and disks shall include but not be limited to correspondence, files, e-mails, memos, reports, minutes, plans, records, surveys, software, diagrams, computer print-outs, manuals, customer documentation or any other medium for storing information. The Executive's obligations in this respect shall include the return of all copies, drafts, reproductions, notes, extracts or summaries (howsoever made) of the foregoing.

15.	Intellectual Property Rights

15.1	All intellectual property rights and know-how, worldwide, including rights to inventions, patentable or not, works protected by copyright and neighbouring rights, databases, computer software, designs, trademarks or other intellectual property rights and know-how, made or created by the Executive in the Executive's employment or during the term of the employment or subsequent to the termination of the employment (with respect to patentable inventions, up to one (1) year after the termination of the employment), in substance as a result of the Executive's employment with the Company, shall exclusively belong to the Company. For the avoidance of doubt, the Company's rights include, without limitation, the right to use, alter, develop, grant licenses, transfer and assign any inventions, solutions and all other intellectual property, material or documents. Unless otherwise provided by mandatory law, the Executive shall not receive any special compensation, in addition to salary and other employment benefits, for the creation of intellectual property rights and know-how referred to in this clause.

15.2	The Executive hereby waives any moral rights granted by the Act on Copyright in Literary and Artistic Works (1960:729) that vest in the Executive (whether before, on or after the date hereof) in connection with his authorship of any copyright works in the course of the employment with the Company, namely the right to be identified as the author of the works and the right not to have any such works subjected to derogatory treatment.

15.3	The Executive agrees not to copy for private purposes or otherwise use works protected by copyright or computer programs belonging to the Company or the Company Group without the Company's prior written consent for each individual case, and not to use know-how or material protected by intellectual property rights outside of the Executive's ordinary duties or after termination of the employment without the Company's prior written consent in each individual case.

16.	Processing of Personal Data

16.1	In order to be able to perform the obligations under this agreement, comply with its legal obligations as an employer and in order to establish a safe and efficient administration, the Company needs to collect, enter, process and store personal data regarding its employees within the Company Group. Such information concerns, inter alia, identification details, contact details, period of employment, form of employment, working hours, wages and benefits, vacation and vacation benefits, work duties and work environment etc. The Company does not retain the personal data longer than necessary for in order to exercise or defend against any legal claims. The Company may also need to transfer personal data to third party service providers that provide services related to administration, technical issues and advisory issues. Moreover, the Company needs to transfer personal data to companies within the Company Group.

16.2	In accordance with the applicable personal data regulations, the Executive is entitled to request information regarding the Executive's personal data processed by the Company. In case of incorrect data or data processed incorrectly, the Executive may request that this is rectified, erased or restricted. The Executive may request that the Company provides a copy of the data concerned in a structured, commonly used, and machine-readable format. The Executive may also lodge a complaint with a supervisory authority.

17.	Deductions

The Company shall be entitled at any time during the employment, or in any event on termination, to deduct from the remuneration hereunder any monies owed by the Executive to the Company, including but not limited to any outstanding loans, advances, taxes, the cost of repairing any damage or loss to the Company's property caused by the Executive (and of recovering the same), and any other monies owed by the Executive to the Company. The Executive shall be notified before such deduction is made.

18.	Entire Agreement and Amendments

This agreement constitutes the entire agreement between the parties and supersedes any written or oral agreement between the Company and the Executive on the matters dealt with in this agreement. Amendments to this agreement shall be in writing and signed by both parties to be valid.

19.	Governing Law

This agreement shall be governed by Swedish law.

20.	Dispute Resolution

20.1	Any dispute, controversy or claim arising out of or in connection with this agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. The arbitral tribunal shall be composed of a sole arbitrator. The seat of arbitration shall be in Stockholm, Sweden. The language to be used in the arbitral proceedings shall be English. However, evidence may be presented in English or Swedish as the case may be.

20.2	If the aggregate costs for the arbitrator and the Stockholm Chamber of Commerce exceed three times the "base amount" (Sw. prisbasbelopp) under the Social Insurance Code (2010:110), the excess amount shall, irrespective of the outcome, be paid by the Company.

20.3	The parties undertake and agree that all arbitral proceedings conducted with reference to this arbitration clause will be kept strictly confidential. This confidentiality undertaking shall cover all information disclosed in the course of such arbitral proceedings, as well as any decision or award that is made or declared during the proceedings. Information covered by this confidentiality undertaking may not, in any form, be disclosed to a third party without the written consent of the other party. This notwithstanding, a party shall not be prevented from disclosing such information if such a right exists pursuant to statute, regulation, a decision by an authority, a stock exchange contract or similar.

This agreement has been made in duplicate, one original to each party.

Date:	1/2/2022	Date:	1/2/2022

Olink Holding AB

/s/ Jon Hindar	/s/ Jon Heimer
Jon Hindar	Jon Heimer
Chairman of the Board